UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 3, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: September 3, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated September 3, 2007

Elbit Systems Group Awarded Two Prestigious
Israel Defense Prizes

Haifa, Israel, September 3, 2007 — Elbit Systems Ltd. (NASDAQ:ESLT) has been awarded the prestigious Israel Defense Prize for 2007 for two military system developments which make a significant contribution to enhancing Israel’s security.

The prize is presented annually by the Israeli Minister of Defense. These two prizes bring to nine the total number of Israel Defense Prizes the Elbit Systems Group has received in its history.

Elbit Electro-Optics Systems Elop Ltd. (Elop) received the 2007 Israel Defense Prize for development of an innovative system for ground forces. Elop developed the system in cooperation with teams from the IDF (Israel Defence Force) Ground Forces Command and the Directorate of Defense R&D (MAFAT) of the Israel Ministry of Defence, joint winners of the prize. Elop was also an Israel Defense Prize recipient in 2005.

Elisra Electronic Systems Ltd. (Elisra), a 70%-subsidiary of Elbit Systems, won the 2007 Israel Defense Prize for the development of a system based on advanced technological components, together with teams from MAFAT and the Israel Air Force.

Joseph Ackerman, President and CEO of Elbit Systems said: “Being awarded the Israel Defense Prize is a great honor to the teams that participated in these projects. It is an indication not only of their advanced technological capabilities and creativity, but, first and foremost, of the extensive cooperation and interaction between our company and the Israel Defense Forces. We see the IDF as a strategic partner and are proud of our ability to support Israel’s defense efforts and to provide the IDF with world leading solutions.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:	IR Contact:

Joseph Gaspar, Corporate VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-9246
Fax: +972-4-8316944	Fax: +972-3-607-4711
E-mail: gspr@elbit.co.il	E-mail: info@gkir.com
daliarosen@elbit.co.il

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.